Ken Neal · 3rd

President at Alliance Sports Management, Inc.

Davidson, North Carolina, United States · 155 connections ·

Contact info

Tupelo-Honey/Raycom Media

 Davidson College

Experience

Executive Producer - Soccer
Tupelo-Honey/Raycom Media
Mar 2011 – Present · 10 yrs

President
Alliance Sports Management, Inc.
Oct 2000 – Present · 20 yrs 5 mos

Producer/Director
FS South/SportSouth
Nov 1992 – Present · 28 yrs 4 mos

Managing Director
Carolina Soccer Ventures
Nov 1999 – Dec 2000 · 1 yr 2 mos

 **President & CEO**
Richmond Kickers Soccer Club
Apr 1996 – Aug 1998 · 2 yrs 5 mos
Richmond, Virginia Area

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Education

 **Davidson College**
BA, English
1983 – 1987

 **University of North Carolina at Chapel Hill**
1986 – 1986

Skills & endorsements

Television · 11

 Endorsed by **William Boyér and 1 other who is highly skilled at this**

Broadcast Television · 9

Steve Gans and 8 connections have given endorsements for this skill

Broadcast · 9

Steve Gans and 8 connections have given endorsements for this skill

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Interests

 **Tupelo-Honey Raycom**
267 followers

Davidson College
22,769 followers

 **University of North Carolina at Chapel H**
285,346 followers

 **ESPN Alumni**
3,650 members

 **The Television Network**
1,472 members

 **Davidson College Network**
7,712 members